                                                                       EXHIBIT 1


                             Financial Statements

                             The B-L Network, Inc.

                      Period ended September 25, 1996 and
                    years ended December 31, 1995 and 1994
                      with Report of Independent Auditors

                        Report of Independent Auditors

To the Board of Directors of
The B-L Network, Inc.

We have audited the accompanying balance sheets of The B-L Network, Inc. (the Company) as of September 25, 1996 and December 31, 1995, and the related statements of income and retained earnings (deficit) and cash flows for the period ended September 25, 1996 and for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The B-L Network, Inc. at September 25, 1996 and December 31, 1995, and the results of its operations and its cash flows for the period ended September 25, 1996 and for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Atlanta, Georgia
December 20, 1996, except for Note 8, as to which the date is October 21, 1997

                             The B-L Network, Inc.

                                Balance Sheets



                                                   SEPTEMBER 25, 1996   DECEMBER 31, 1995
                                                   --------------------------------------
                                                             (In Thousands)
ASSETS
Current assets:
Cash and cash equivalents                            $      -             $  1,454
Receivables, net                                       17,074               12,534
Inventory, net                                         27,267               26,546
Prepaid expenses                                          471                  495
                                                   -------------------------------
Total current assets                                   44,812               41,029

Property and equipment, net                             2,960                3,192
Other assets, net                                       1,011                1,087
                                                   -------------------------------
Total assets                                         $ 48,783             $ 45,308
                                                   ===============================

Liabilities and stockholder's equity
Current liabilities:
Trade accounts payable                               $  4,375             $  7,282
Accrued and other current liabilities                   3,019                1,488
                                                   -------------------------------
Total current liabilities                               7,394                8,770

Due to Parent                                          15,834                9,418

Stockholder's equity:
Common stock, $1 par value, 1,000 shares
 authorized, issued and outstanding                         1                    1

Additional paid in capital                             26,505               26,505
Retained earnings (deficit)                              (951)                 614
                                                   -------------------------------
Total stockholder's equity                             25,555               27,120
                                                   -------------------------------
Total liabilities and stockholder's equity           $ 48,783             $ 45,308
                                                   ===============================



See accompanying notes.

                             The B-L Network, Inc.

           Statements of Operations and Retained Earnings (Deficit)

                                                PERIOD ENDED
                                               SEPTEMBER 25,         YEAR ENDED DECEMBER 31,

                                                    1996              1995             1994
                                           -----------------------------------------------------
                                                               (In Thousands)

Net sales                                        $ 128,858         $ 140,888        $ 134,739

Cost of sales                                      106,500           113,497          109,788
                                           -----------------------------------------------------
Gross profit                                        22,358            27,391           24,951

Warehouse, selling and administrative
  expenses                                          22,673            27,195           24,780
                                           -----------------------------------------------------
Operating income (loss)                               (315)              196              171

Other income (expense):
  Interest expense                                  (1,024)             (662)            (121)
  Miscellaneous income (expense)                      (466)               46              (88)
                                           -----------------------------------------------------
                                                    (1,490)             (616)            (209)
                                           -----------------------------------------------------
Loss before income taxes                            (1,805)             (420)             (38)
Provision (benefit) for income taxes                  (240)              (45)              82
                                           -----------------------------------------------------
Net loss                                            (1,565)             (375)            (120)

Retained earnings at beginning of period               614               989            1,109
                                           -----------------------------------------------------
Retained earnings (deficit) at end of
 period                                          $    (951)        $     614         $    989
                                          ======================================================



See accompanying notes.

                             The B-L Network, Inc.

                           Statements of Cash Flows


                                                        PERIOD ENDED
                                                        SEPTEMBER 25,     YEAR ENDED DECEMBER 31,

                                                            1996           1995             1994
                                                        -----------------------------------------
                                                                  (In Thousands)
OPERATING ACTIVITIES
Net loss                                                  $ (1,565)     $   (375)         $  (120)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization                                627           684              631
  Provision for doubtful accounts
   receivable                                                  494           211                5
  Provision for inventory obsolescence                          26             2              177
  Loss (gain) on sale of property and
   equipment                                                    (4)           15                -
  Changes in operating assets and
   liabilities:
    Receivables                                             (5,008)         (908)          (3,476)
    Inventory                                                 (747)          124           (3,671)
    Prepaid expenses and other assets                          (17)          186             (224)
    Accounts payable                                        (2,935)         (870)           1,571
    Accrued and other current liabilities                    1,531          (350)             383
                                                        -----------------------------------------
Net cash used in operating activities                       (7,598)       (1,281)          (4,724)

INVESTING ACTIVITIES
Acquisition of businesses                                        -             -           (1,286)
Purchase of property and equipment                            (282)         (794)            (646)
Proceeds from sale of property and equipment                     9            17                -
                                                        -----------------------------------------
Net cash used in investing activities                         (273)         (777)          (1,932)

FINANCING ACTIVITIES
Net borrowings from parent                                   6,417         1,776            7,447
                                                        -----------------------------------------
Net cash provided by financing activities                    6,417         1,776            7,447
                                                        -----------------------------------------

Net increase (decrease) in cash                             (1,454)         (282)             791
Cash at beginning of period                                  1,454         1,736              945
                                                        -----------------------------------------
Cash at end of period                                     $      -       $ 1,454          $ 1,736
                                                        =========================================


See accompanying notes.

                             The B-L Network, Inc.

                         Notes to Financial Statements

                              September 25, 1996


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The B-L Network, Inc. (the Company), a wholly owned subsidiary of BioLab Inc. (BioLab or Parent), is a wholesale distributor of swimming pool equipment and supplies. The Company maintains 39 service centers in 12 states located throughout the Southeastern, Central and Western United States and sells primarily to pool builders, retail stores, and pool service companies within the same geographic regions.

The Company's business is highly seasonal. In general, sales and net income are substantially higher during the second and third quarters, which represent the peak months of swimming pool use, installation and maintenance.

Effective September 26, 1996, BioLab sold all of the Company's inventory, property and equipment and substantially all of the prepaid expenses and other assets to SCP Pool Corporation (the Purchaser). The Purchaser issued Biolab a promissory note for the sales price of approximately $32 million.

Net sales and gross profit related to operations of service centers formerly owned by the Company for the five-day period September 26 through September 30, 1996 were approximately $1,207,000 and $227,000, respectively.

REVENUE RECOGNITION

Revenue is recognized at the time of shipment of products or the performance of services.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable.

                             The B-L Network, Inc.

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of credit risk with respect to trade accounts receivable are generally limited due to the large number of entities comprising the Company's customer base. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Receivables are generally due within 30 days, except for winter sales under early-buy programs for which extended terms are given.

The large number of financial institutions at which cash balances are maintained limits the exposure to credit risk.

The carrying amounts reported in the balance sheet for cash, accounts receivable and accounts payable approximate their fair value.

INVENTORIES

Inventories consist primarily of goods purchased for resale and are carried at the lower of cost (using the first-in, first-out method) or market, net of obsolescence reserve. At September 25, 1996 and December 31, 1995, the reserve for inventory obsolescence was approximately $1,408,000 and $1,382,000, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company provides for depreciation principally by the straight-line method over estimated useful lives of 20 years for buildings and 3 to 10 years for furniture and fixtures and machinery and equipment. Leasehold improvements are depreciated over the term of the lease. Depreciation expense was approximately $493,000, $555,000, and $454,000 for the period ended September 25, 1996, and for the years ended December 31, 1995 and 1994, respectively.

OTHER ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized over 40 years. The recoverability of goodwill is assessed annually and takes into account whether the goodwill should be completely or partially written off or the amortization period accelerated. In evaluating the value and future benefits of goodwill, the

                             The B-L Network, Inc.

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recoverability from operating income is measured. Under this approach, the carrying value of goodwill would be reduced if it is probable that management's best estimate of future operating income before goodwill amortization will be less than the carrying amount of goodwill over the remaining amortization period.

Other assets also include noncompete agreements being amortized over the contractual terms of five years.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING COSTS

Advertising costs are generally charged to expense as the costs are incurred. Advertising expense was approximately $342,000, $868,000 and $545,000 for the period ended September 25, 1996 and for the years ended December 31, 1995 and 1994, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of the Statement had no impact on the Company's financial position or results of operations.

                             The B-L Network, Inc.

2.   DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Additional information regarding certain balance sheet accounts is presented below (in thousands):

                                                SEPTEMBER 25, 1996  DECEMBER 31, 1995
                                              ---------------------------------------
Receivables:
 Trade accounts                                  $ 18,366            $ 12,575
 Other                                                  -                 757
                                              ---------------------------------------
                                                   18,366              13,332
 Less allowance for doubtful accounts              (1,292)               (798)
                                              ---------------------------------------
                                                 $ 17,074            $ 12,534
                                              =======================================

Property and equipment:
 Land and buildings                              $  1,337            $  1,337
 Machinery and equipment                            3,713               3,765
 Leasehold improvements                               203                 203
 Construction in progress                             594                 312
                                              ---------------------------------------
                                                    5,847               5,617
 Less accumulated depreciation                     (2,887)             (2,425)
                                              ---------------------------------------
                                                 $  2,960            $  3,192
                                              =======================================

Other assets:
 Goodwill                                        $    742            $    742
 Non-compete agreements                               700                 700
 Other                                                126                  85
                                              ---------------------------------------
                                                    1,568               1,527
 Less accumulated amortization                       (557)               (440)
                                              ---------------------------------------
                                                 $  1,011            $  1,087
                                              =======================================

                             The B-L Network, Inc.

2. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

                                                 SEPTEMBER 25,      DECEMBER 31,
                                                    1996              1995
                                              --------------------------------------
Accrued and other current liabilities:
 Salaries and bonuses                            $  624             $  464
 Accrued rebates                                    362                458
 Unremitted sales tax                               220                148
 Deferred revenue                                   488                367
 Freight                                            323                 51
 Accrued litigation                                 598                  -
 Other                                              404                  -
                                              --------------------------------------
                                                 $3,019             $1,488
                                              ======================================

3. ACQUISITIONS

On August 1, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Pioneer Pool Products, Inc., a distributor of swimming pool equipment and supplies. The purchase price consisted of a cash payment of approximately $1,165,000, of which $100,000 was allocated to a covenant not to compete. In connection with this acquisition, the Company acquired assets with a fair value of approximately $1,580,000 and assumed liabilities of approximately $805,000. The Company recorded $290,000 of goodwill from this acquisition.

On November 4, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Aquaquip, Inc., a distributor of swimming pool equipment and supplies. The purchase price consisted of a cash payment of approximately $121,000. In connection with this acquisition, the Company acquired assets with a fair value of approximately $167,000 and assumed liabilities of approximately $46,000. No goodwill was recorded.

The purchase method of accounting was used to record these acquisitions. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair market values at the purchase dates. Operations for the acquired companies have been included in the Company's results of operations from the respective purchase dates.

                             The B-L Network, Inc.

4. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                             SEPTEMBER 25,        DECEMBER 31,
                                                 1996                1995
                                           ---------------------------------------
Deferred tax assets:
 Current:
  Inventory capitalization                    $   199              $  194
  Inventory reserve                               535                 525
  Allowance for doubtful accounts                 464                 283
  Litigation reserve                              227                   -
  Other                                             -                  81
                                           ---------------------------------------
  Total current deferred tax assets             1,425               1,083
Noncurrent:
  Intangible assets                               120                  96
                                           ---------------------------------------
Total deferred tax assets                       1,545               1,179

Deferred tax liabilities:
Noncurrent:
Depreciation                                     (117)               (148)
Goodwill                                         (113)               (117)
                                           ---------------------------------------
Total deferred tax liabilities                   (230)               (265)
                                           ---------------------------------------

Net deferred tax assets                         1,315                 914
Valuation allowance                            (1,315)               (914)
                                           ---------------------------------------
Net deferred tax assets                       $     -              $    -
                                           =======================================

The net change in the total valuation allowance for the period ended September 25, 1996 and for the year ended December 31, 1995 was an increase of approximately $401,000 and $50,000, respectively.

                             The B-L Network, Inc.

4. INCOME TAXES (CONTINUED)

Significant components of the income tax provision (benefit) are as follows (in thousands):

                                    PERIOD ENDED
                                    SEPTEMBER 25,      YEAR ENDED DECEMBER 31,
                                     1996             1995             1994
                                    ------------------------------------------
   Current:
   Federal                          $(202)           $ (38)           $  69
   State                              (38)              (7)              13
                                    ------------------------------------------
     Total                          $(240)            $(45)           $  82
                                    ==========================================

Reconciliations of the income tax provision (benefit) to the statutory federal income tax rate are as follows (in thousands):

                                    PERIOD ENDED
                                    SEPTEMBER 25,      YEAR ENDED DECEMBER 31,
                                      1996             1995             1994
                                    ------------------------------------------

   Tax at statutory rates           $(614)            $(143)           $ (13)
   State income taxes, net of
    federal tax benefit               (71)              (17)              (2)
   Deferred tax asset valuation       401                50               43
   Other, net                          44                65               54
                                    ----------------------------------------
   Total                            $(240)            $ (45)           $  82
                                    ========================================

Income taxes are calculated on a separate return basis as if the Company had not been included in a consolidated income tax return with the Parent. If the Company had calculated income taxes based on the tax-sharing agreement between the Company and the Parent, the resulting current and deferred income tax amounts could be different than the amounts disclosed.

                             The B-L Network, Inc.

5. COMMITMENTS AND CONTINGENCIES

The Company leases certain service center facilities and vehicles under noncancelable operating leases that expire in various years through 2002. Rental expense under operating leases was approximately $1,945,000 for the period ended September 25, 1996 and $2,645,000 and $2,414,000 for the years ended December 31, 1995 and 1994, respectively. The future minimum lease payments as of September 25, 1996 related to noncancelable operating leases with initial terms of one year or more are set forth below (in thousands).


         September 26, 1996 to December 31, 1996                  $  758
         1997                                                      2,178
         1998                                                      1,390
         1999                                                      1,107
         2000                                                        688
         2001                                                        494
         Thereafter                                                  111
                                                                  ------
                                                                  $6,726
                                                                  ======

In the normal course of business the Company becomes involved as a defendant or plaintiff in various lawsuits. Although a successful claim for which the Company is not fully insured could have a material effect on the Company's financial condition, management is of the opinion that it maintains insurance at levels generally consistent with industry standards to insure itself against the normal risks of operations.

6. RELATED PARTY TRANSACTIONS

The amounts payable to the Parent included in the balance sheets represent net balances as the result of various transactions between the Company and its Parent. There are no terms of settlement associated with the account balances. The balances are primarily the result of the Company's participation in the Parent's central cash management program, wherein substantially all the Company's cash receipts are remitted to the Parent and substantially all cash disbursements are funded by the Parent. On a monthly basis, interest expense is allocated to the Company by the Parent based on the Company's use of funds at the Parent's average borrowing rate in effect. Interest expense in the statement of operations

                             The B-L Network, Inc.

6. RELATED PARTY TRANSACTIONS (CONTINUED)

and retained earnings (deficit) represents the total of these allocations. Other transactions include intercompany purchases, the funding of acquisitions, costs directly attributable to the Company incurred by the Parent, and miscellaneous other administrative expenses incurred by the Parent on the Company's behalf.

The Company purchased inventory from the Parent of approximately $15,434,000, $16,868,000 and $14,832,000 for the period ended September 25, 1996 and for the years ended December 31, 1995 and 1994, respectively.

7. BENEFIT PLAN

The Company's employees participate in a Parent-sponsored savings and retirement plan. Employees who are eligible to participate in the savings plan are able to contribute a percentage of their base compensation not to exceed 15%, subject to a dollar limit. Employee contributions are invested in equity and fixed income securities based on employee elections. For the period ended September 25, 1996 and for the years ended December 31, 1995 and 1994, the Company made no contributions to the plan.

8. SUBSEQUENT LITIGATION SETTLEMENT

As of October 21, 1997, the Company had settled or was in the process of settling approximately $598,000 of litigation relating to various events that had occurred prior to September 25, 1996. These amounts are reflected in the September 25, 1996 financial statements as miscellaneous income (expense).